ALLTEL CORPORATION

One Allied Drive, Little Rock, Arkansas 72202

May 27, 2005

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    ALLTEL Corporation

          Amendment No. 1 to Form S-4

          Filed May 2, 2005

          File No. 333-123596

          Form 10-K for the fiscal year ended Dec. 31, 2004, filed February 10, 2005

          Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

          File No. 1-4996

          Western Wireless Corporation

          Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16, 2005

          Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

          File No. 0-28160

Dear Mr. Spirgel:

This letter responds to your letter dated May 17, 2005 wherein you make comments to the Amendment No. 1 to Form S-4 filed by ALLTEL Corporation ("ALLTEL") on May 2, 2005 relating to the merger of Western Wireless Corporation ("Western Wireless") into a wholly-owned subsidiary of ALLTEL (the "Form S-4"), the Form 10-K and Form 10-Q filed by ALLTEL on February 10, 2005 and May 6, 2005, respectively, and the Form 10-Q filed by Western Wireless on May 6, 2005. For your convenience, ALLTEL has restated each comment in its entirety with the response of ALLTEL and Western Wireless, as applicable, following immediately thereafter. Concurrent with the delivery of this letter, we have filed Amendment No. 2 to Form S-4 that effects the amendments described in our response.

Very truly yours,

/s/ Francis X. Frantz

Francis X. Frantz

cc:     Robert S. Littlepage, Jr.

          Andrew Mew

          Daniel Zimmerman

ALLTEL Amendment No. 1 to Form S-4

Summary, page 5

Recent Developments, page 5

Settlement of Equity Unit Purchase Contracts, page 5

SEC Comment #1

We note your revisions in response to prior comment 5. Please further revise to state clearly and briefly how you expect to use the proceeds. In this regard, we note your disclosure on page 104.

Response

The Form S-4 is amended by deleting the text under the Section titled "Recent Developments" on page 5 and replacing it with new text which clearly and briefly states how ALLTEL expects to use the proceeds. The new text also has been updated to reflect that the settlement of the equity units occurred on May 17, 2005.

The Merger, page 30

Background of the Merger, page 30

SEC Comment #2

We note your response to prior comment 11. The references to "other strategic options and transactions" is vague. Characterize the types of strategic options and transactions (e.g., other acquisitions, sales of assets, recapitalizations, etc.) considered so that investors will have a better understanding of the direction of ALLTEL.

Response

The Form S-4 is amended by revising the third paragraph of the Section titled "Background of the Merger" on page 31.

SEC Comment #3

We note your revisions in response to prior comment 12. Your revised disclosure states at page 31 that on November 22, 2004, Mr. Stanton and Mr. Ford determined an exchange ratio of approximately 0.7 shares of ALLTEL common stock for each share of Western Wireless common stock. Please revise to explain how they determined the appropriate premium.

Response

The Form S-4 is amended by revising the sixth paragraph of the Section titled "Background of the Merger" on page 31.

Recommendation of the Western Wireless Board;

Western Wireless' Reasons for the Merger, page 34

Alternatives to the Merger and Advantages of the ALLTEL Transaction, page 35

SEC Comment #4

We note your response to prior comment 22. Please revise to disclose your supplemental response that the Western Wireless Board did not give material consideration, if any, when deciding against continued independence, to potential acceleration of its credit facilities and potential changed treatment of its deferred tax attributes as a result of the proposed merger.

Response

The Form S-4 is amended by adding a new sentence to the Section titled "Alternatives to the Merger and Advantages of the ALLTEL Transaction" on page 36.

Opinion of Financial Advisor to Western Wireless, page 37

SEC Comment #5

We note your response to prior comment 24. As previously requested by that comment, please provide us with copies of the engagement letter. We refer you to Rule 418 of Regulation C, which allows requests for supplemental information concerning the registration statement. If you wish, you may request the return of the engagement letters pursuant to Rule 418(b).

Response

Counsel for Bear Stearns is simultaneously and supplementally providing the Staff with a copy of Bear Stearns' engagement letter with Western Wireless.

Western Wireless Valuation, page 39

Discounted Cash Flow Analysis, page 42

SEC Comment #6

We note your revisions in response to prior comment 31. Please revise to explain what "unlevered betas" means in everyday language.

Response

The Form S-4 is amended by revising the second paragraph of the Section titled "Western Wireless Valuation - Discounted Cash Flow Analysis" on page 43 and the Section titled "ALLTEL Valuation - Discounted Cash Flow Analysis" on page 47.

SEC Comment #7

We note your supplemental response to prior comment 32. Please include Bear Stearns' explanation for using historical versus forward-looking multiples in its analyses.

Response

The Form S-4 is amended by revising the second paragraph of the Section titled "Selected Precedent Merger and Acquisition Transactions" on page 45.

Material United States Federal Income Tax Consequences of the Merger, page 52

SEC Comment #8

We note your response to prior comment 35. We note your disclosure on page 53 that counsel has provided opinions, "each substantially to the effect that, on the basis of the facts, assumptions, and representations set forth in each of such opinions and the representations and covenants set forth in certificates obtained from officers of ALLTEL and Western Wireless, respectively, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and each of ALLTEL and Western Wireless will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code." The qualifications in this statement make it unclear to what extent counsel is opining that the transaction will be tax-free to investors. Please revise to clarify whether or not counsel is opining that the merger "will" be treated as a reorganization and each of ALLTEL and Western Wireless "will" be treated as a party to the reorganization so that the prospectus text is consistent with the language in counsel's tax opinion.

Response

The Form S-4 is amended by revising the fourth paragraph of the Section titled "Material United States Federal Income Tax Consequences of the Merger" on page 54.

The Merger Agreement, page 57

SEC Comment #9

We note your statement that factual information about ALLTEL and Western Wireless "can be found elsewhere in this proxy statement/prospectus and in the other public filings each of ALLTEL and Western Wireless makes with the Securities and Exchange Commission." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response

The Form S-4 is amended by revising the introductory paragraph to the section titled "The Merger Agreement" on page 59.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 102

Unaudited Pro Forma Combined Condensed Statement of Income, page 103

SEC Comment #10

We note your statements in response to prior comment 42 that ALLTEL currently has roaming agreements with the carriers that generate most of Western Wireless' roaming revenues and that management believes the Western Wireless roaming agreements will not provide significant additional value to ALLTEL post merger. The issue of whether or not an acquired contract provides significant additional value to the acquirer is not contemplated in the SFAS No. 141 guidance on assigning value to acquired assets. The fact that ALLTEL currently has roaming agreements with the same carriers should have no bearing on the fair value of the acquired roaming agreements. Fair value should be the amount at which the asset could be bought or sold in a current transaction between willing parties. Your methods for estimating fair value should incorporate assumptions that marketplace participants would use in making estimates of fair value. We refer you to the FASB Board's conclusion regarding the determination of fair value in paragraphs B172-B174 of SFAS No. 141 and similarly, the EITF discussion in paragraph 6 of EITF 02-17. Please revise your preliminary purchase price allocation to record the roaming agreements at their fair value. In addition, please confirm to us that the values assigned to all intangible assets to be acquired in the Western Wireless acquisition, including customer relationships and cellular licensing agreements, reflect assumptions that a marketplace participant would use in making estimates of fair value.

Response

As stated in your question, fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties. ALLTEL is not aware of any instances in the wireless industry in which a roaming agreement has been bought or sold on a stand-alone basis. In lieu of purchasing existing roaming agreements, a carrier would be required to negotiate its own roaming agreements. The Western Wireless roaming agreements also preclude transfer of ownership without the consent of both parties; therefore, it is unlikely that a marketplace would exist for selling an existing roaming agreement. In order to provide roaming services under the Western Wireless agreements, a carrier would need to have a wireless network in place covering the applicable service areas; and currently, there are no market participants that would meet this requirement. Furthermore, ALLTEL is not aware of any instances in the wireless industry in which an acquirer has ever assigned value to a roaming agreement as part of its final purchase price allocation. Consequently, there is no readily available market data to estimate fair value of the roaming agreements for purposes of preparing a preliminary purchase price allocation.

Following completion of the merger, the majority of Western Wireless' roaming revenues will become subject to the terms and conditions of ALLTEL's existing roaming agreements, reducing the level of future cash flows that will be realized under the Western Wireless roaming agreements. It should also be noted that another likely "hypothetical" buyer (i.e., a market participant similar to ALLTEL) would have similar existing roaming agreements. Additionally, with the exception of two agreements, Western Wireless' roaming agreements can be terminated by either party without cause upon 90 days written notice, thereby making the future cash flows associated with such agreements highly uncertain and further reducing the potential value assignable to these roaming agreements. Beyond the issue of potential early termination of the agreements, significant uncertainty related to future cash flows associated with the agreements would also result from likely fluctuations in the volume of roaming traffic subject to the terms and conditions of the agreements, making it nearly impossible to reliably and reasonably estimate the underlying economics related to these agreements.

Given the fact that roaming agreements are not bought or sold and freely transferable between third parties and the uncertainty of the associated future cash flows, ALLTEL has concluded that the value of such agreements would be de minimus and continued to assign no value to the Western Wireless roaming agreements in its preliminary purchase price allocation. As noted above, the preliminary valuation is consistent with purchase price allocations related to companies similar to Western Wireless (i.e., no separate allocation to a roaming agreement intangible asset).

ALLTEL believes that the values assigned to all intangible assets to be acquired in the Western Wireless acquisition, including customer relationships and cellular licenses, reflect assumptions that a marketplace participant would use in estimating fair value for purposes of preparing a preliminary purchase price allocation.

SEC Comment #11

Regarding your responses to prior comments 44 and 45, please compare for us the value you have assigned to the Western Wireless cellular licenses to the values determined by Western Wireless management utilizing an income approach in its most recent annual SFAS 142 impairment test, and explain to us the reasons for any material differences in the values. We recognize that ALLTEL utilized a market approach to determine fair value; however, we do not believe the method of determining fair value is a reasonable explanation for material differences in fair value determinations.

Response

For valuation purposes, ALLTEL has historically used a combination of a market approach and Greenfield income approach in determining the fair value of wireless licenses in past acquisitions and for purposes of performing its SFAS No. 142 annual impairment test. Under this methodology, separate fair values for the wireless licenses are computed under the market approach and the Greenfield income approach, and equal weighting is then assigned to each of the separate valuation scenarios in order to estimate fair value of the wireless licenses. ALLTEL's experience has been that the fair values derived from using the market approach and Greenfield income approach have not been materially different from each other. The Greenfield income approach is inherently sensitive to changes in certain key assumptions including discount rate, level of capital expenditures and time required to build out a network and future profitability levels. Because of the extreme sensitivity to changes in these assumptions, ALLTEL has used a variety of sources and market indications to support the assumptions used in the Greenfield income approach, including consideration of historical company performance, company projections and related analyst reports of future performance estimates, as well as data related to the historical and projected performance of similar wireless companies. In reviewing the assumptions used by Western Wireless in its annual SFAS No. 142 impairment test and the assumptions ALLTEL has used in past acquisitions and in its most recent annual impairment test, ALLTEL noted the following differences:

  Discount rate. ALLTEL used 14% compared to 11.5% used by Western Wireless. Using a 14% percent discount rate and holding all other assumptions constant results in a preliminary fair value calculation of the Western Wireless licenses of approximately $235.0 million, which closely approximates the $223.0 million fair value derived by ALLTEL using market data only. For comparative purposes, using a 13% discount rate increases the fair value to approximately $444.0 million; at 12%, the fair value increases to approximately $713.0 million; and at 11.5%, the fair value increases to $877.0 million. The difference in the discount rate assumption used by ALLTEL and Western Wireless would explain approximately $650.0 million of the overall difference in fair value assigned to the domestic licenses. ALLTEL's current weighted average cost of capital in its wireless business is approximately 10%. ALLTEL believes that the use of a 14% discount rate for purposes of the Greenfield income approach is appropriate to reflect the significant additional risk premium associated with the build-out of a new wireless network and the start-up of the related business. Conversely, the discount rate utilized by Western Wireless was determined based upon a review of the capital structure of comparable companies within the wireless industry adjusted for company-specific market risks combined with a review of the debt yield of comparably rated companies in the wireless industry to determine an appropriate overall weighted average cost of capital of 11.5%.
  Level and timing of capital expenditures needed to build out the network. In order to provide network coverage for the number of domestic customers served by Western Wireless, ALLTEL would assume that the level of capital expenditures required would approximate $1.0 billion incurred over a five-year period. For purposes of its annual impairment test, Western Wireless assumed capital expenditures of approximately $777.0 million incurred over a 3.5-year period. Holding all other assumptions constant, a $100.0 million decrease in capital expenditures would result in an increase in fair value of approximately $100.0 million. The difference in the timing of the network build-out assumption used by ALLTEL and Western Wireless would explain approximately $200.0 million of the overall difference in fair value assigned to the domestic licenses. ALLTEL's preliminary assumptions related to the build-out period were based on an analysis of data related to start-up wireless companies that have recently built out mobile telephone networks (including Alamosa PCS Holdings, Inc., Ubiquitel, Inc. and Airgate PCS, Inc., collectively referred to as the "Benchmark Start-Up Wireless Companies", all of which built networks from scratch in the late 1990s/early 2000s). Required capital expenditures were based on analysis of a variety of metrics from the Benchmark Start-Up Wireless Companies, including cumulative capital expenditures per customer, capital expenditures per POP and capital expenditures per net new customer addition.
  Long-term EBITDA margin. In the terminal year, ALLTEL used 36% compared to 51% used by Western Wireless. Holding all other assumptions constant, a five-percent increase in the long-term EBITDA margin would result in an increase in fair value of approximately $170.0 million. The difference in the long-term EBITDA margin assumption used by ALLTEL and Western Wireless would explain approximately $500.0 million of the overall difference in fair value assigned to the domestic licenses. The long-term EBITDA margin assumption utilized by ALLTEL was based on the expected long-term EBITDA margins for the wireless industry in aggregate, which ALLTEL believes would be used by a market participant in valuing wireless licenses. The long-term EBITDA margin utilized by Western Wireless assumed slight growth from its current EBITDA margins to account for expected future growth in roaming and universal service fund revenues.

As illustrated above, the assumptions used in the Greenfield income approach have a significant effect on the fair value of cellular licenses determined under this valuation method. The assumptions utilized by ALLTEL to determine the fair value of wireless licenses in past acquisitions and for purposes of the annual impairment test have been validated by a third party appraiser who performed the detailed calculations. For purposes of its annual impairment test, Western Wireless also utilized a third party appraiser to perform the detailed calculations. The assumptions used by ALLTEL in past acquisitions and for purposes of its annual impairment test were determined based on consideration of information obtained from industry and analyst reports related to the wireless industry, as well as data related to the Benchmark Start-Up Companies described above. To further support the fair value assigned to the Western Wireless domestic licenses in ALLTEL's preliminary purchase price allocation, ALLTEL also examined prices recently paid for wireless licenses on a per POP basis and identified 16 transactions occurring since February 2003 that yielded average and median indications of license value on a per POP basis of $18.73 and $16.36, respectively. Applying these average and median per POP values to the number of Western Wireless' licensed domestic POPs would result in a license value ranging between $188.0 million and $215.0 million, which is consistent with the value assigned to domestic licenses by ALLTEL in its preliminary purchase price allocation. Accordingly, ALLTEL believes that its assumptions are market-based and reflect assumptions that a marketplace participant would use in estimating fair value of wireless licenses for purposes of preparing a purchase price allocation or for performing an annual impairment test.

SEC Comment #12

We note your statement in response to prior comment 45 that ALLTEL uses an income approach for valuation of cellular licenses in acquisitions and in performing annual impairment tests for purposes of SFAS 142. Management expects that the values ultimately assigned to the Western Wireless cellular licenses will be based on a combination of the Greenfield income approach and the market approach. It is unclear to us how this change in policy is preferable as it seems a valuation determined utilizing a market approach may be impacted by factors unrelated to Western Wireless. Please explain to us the likely impact of this approach on the valuations and justify to us your change in policy.

Response

As previously stated in response to SEC Comment No. 11 above, ALLTEL's expected use of a combined market approach and Greenfield income approach to value the Western Wireless licenses as part of its final purchase price allocation is consistent with ALLTEL's valuation methods used to determine fair value of cellular licenses in past acquisitions and for purposes of performing ALLTEL's annual SFAS No. 142 impairment test. Accordingly, there is no change in ALLTEL's policy for valuing wireless licenses.

Annex A - Agreement and Plan of Merger

SEC Comment #13

We note your revisions in response to prior comment 51. Please file a list that briefly identifies the subject matter of the omitted disclosure schedules, as required by Item 601(b)(2) of Regulation S-K.

Response

The Form S-4 is amended by adding a new Exhibit 2.2 that briefly identifies the subject matter of the omitted disclosure schedules to the Agreement and Plan of Merger.

Exhibit 5.1

SEC Comment #14

We note that counsel has assumed and not independently verified the due authorization, execution and delivery of the Merger Agreement and that all those who signed certificates and documents examined by counsel had the authority to sign the certificates and documents.

These assumptions appear to be inappropriate because they assume away a significant component of counsel's conclusion that the shares will be validly issued, fully paid, and nonassessable and because counsel is in a better position than investors to verify the facts underlying these assumptions.

Please revise to remove these assumptions or advise us in your response letter why they are appropriate.

Response

Exhibit 5.1 to the Form S-4 has been revised to remove the assumptions relating to due authorization, execution and delivery of the Agreement and Plan of Merger by ALLTEL and the authority of those who signed the certificates and documents examined by counsel.

SEC Comment #15

We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in writing that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this written confirmation as part of your correspondence on EDGAR. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000), also known as the Current Issues Outline, which is available on our web site at http://www.sec.gov/pdf/cfcr112k.pdf.

Response

Counsel has advised ALLTEL that it concurs with your understanding that the reference and limitation includes the General Corporation Law of the State of Delaware and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws. In addition, Exhibit 5.1 to the Form S-4 has been revised to clarify this position.

Exhibit 8.1

Exhibit 8.2

SEC Comment #16

We note counsels' statements in the draft tax opinions that limit the reliance on each opinion to the company to which it is addressed. Shareholders also should be able to rely on these opinions. Please have counsel remove these limitations.

Response

Exhibits 8.1 and 8.2 have been revised to remove the referenced limitations.

ALLTEL Form 10-K for the fiscal year ended Dec. 31, 2004 filed February 10, 2005

Financial Statement and Notes

Note 1. Summary of Significant Accounting Policies, pages F-47 to F-53

SEC Comment #17

We are considering your responses to prior comments 52 and 53 and the additional information provided to us in your letter dated May 13, 2005. We may have further comment.

Response

Not applicable.

Note 16. Business Segment, page F-75

SEC Comment #18

We note your statement in response to prior comment 61 and the information provided in Exhibit D. Since your CODM regularly receives detailed information by subsidiary and region, such as the information on Exhibit page D-255, it is unclear why each of the subsidiaries does not meet the paragraph 10 of SFAS No. 131 definition of an operating segment. In this regard, we note in footnotes 9 and 10 of your annual financial statements your CODM has historically assessed performance and has made decisions at a level lower than your identified operating segments.

Response

Although, for internal reporting purposes, ALLTEL compiles certain financial and statistical information at a regional or state level, ALLTEL's Chief Operating Decision Maker ("CODM") does not review this information in assessing operating performance or for allocating resources. For further discussion of ALLTEL's management structure over its wireline operations, please refer to ALLTEL's response to your Comment No. 19 below.

The Staff noted in footnotes 9 and 10 to ALLTEL's annual consolidated financial statements that ALLTEL disclosed transactions that suggested the CODM assessed performance at a level lower than ALLTEL's identified operating segments. As discussed in footnote 9, during 2004 and 2002, ALLTEL exited certain of its competitive local exchange carrier ("CLEC") markets that were unprofitable. The decision to close these markets was made by the wireline segment manager after reviewing the financial results of these markets and identifying operational problems inherent with the CLEC business, including the lack of existing network facilities, reliance on interconnection with other carriers and difficulty acquiring market share. The decision to close the markets was then presented to the CODM for approval, primarily because of the significance of the required exit costs, as well as the human resource implications. Otherwise, the CODM does not review detailed financial results of the CLEC markets due to the immateriality of the CLEC results to the wireline segment as a whole, as noted in response to SEC Comment 19 below.

The references in footnote 10 to the 2002 sale of a wireless partnership in Pennsylvania and the gain on the dissolution of a wireless partnership resulted from the culmination of contractual obligations entered into by ALLTEL in prior years and were not the result of detailed market reviews performed by the CODM. In 2000, ALLTEL and Bell Atlantic Corporation and GTE Corporation (now Verizon Communications Inc.) exchanged wireless properties in 13 states, with ALLTEL acquiring operations in Alabama, Arizona, Florida, New Mexico, Ohio, South Carolina and Texas and divesting operations in Illinois, Indiana, Iowa, Nevada, New York and Pennsylvania. One of the Pennsylvania wireless properties to be exchanged by ALLTEL was subject to a minority investor's right-of-first-refusal. Consequently, the sale of this property by ALLTEL to Verizon was delayed and not completed until 2002. During 2002, the Company also recorded a pretax adjustment to the gain initially recorded in 2001 that was recognized from the dissolution of the wireless partnership formed in 1995 with BellSouth Mobility Inc. involving wireless properties in four states. Under terms of the partnership agreement, the partnership was to be dissolved within seven years of formation and the assets distributed to the partners at fair value. Upon dissolution of the partnership in 2001, an initial distribution of assets was made to the partners. As noted in footnote 10, in 2002, ALLTEL recorded a true-up of the cash distributions payable to BellSouth Mobility Inc. in conjunction with the dissolution of this partnership.

SEC Comment #19

In addition, we note your statement in response to comment 61 that your wireline reportable segment represents the aggregation of the incumbent local exchange carrier, competitive local exchange carrier, and internet access operating segments. In light of differences in the regulatory environment and apparently, differences in economic characteristics, it is unclear how this aggregation policy is consistent with the guidance in paragraph 17 of SFAS No. 131. Please advise us in detail or revise.

Response

ALLTEL manages its wireline-based services as a single operating segment, as defined in paragraph 10 of SFAS No. 131. In assessing operating performance and allocating resources within ALLTEL's wireline business, the CODM's focus is at a level that consolidates the results of its incumbent local exchange carrier ("ILEC"), CLEC and Internet operations. All strategic business presentations that include financial and statistical information made to ALLTEL's investors, board of directors and executive management present the ILEC, CLEC and Internet operations as a combined wireline operating segment. In addition, as depicted in the organizational chart provided to you earlier in response to your previous SEC Comment No. 61, the segment manager responsible for maintaining regular contact with ALLTEL's CODM to discuss operating activities, financial results, forecasts or plans for the segment is identified as "President-Wireline Services". ALLTEL does not have separate segment managers overseeing its ILEC, CLEC or Internet operations. Each of the three Area Presidents-Wireline Services that report to the President-Wireline Services are responsible for managing the combined ILEC, CLEC and Internet operations in their assigned geographic region. Incentive-based compensation for these managers is directly tied to the combined operating results of the ILEC, CLEC and Internet operations. ALLTEL's current operational focus within its wireline business is on replacing lost ILEC and CLEC access lines with broadband or DSL lines. Both ILEC and Internet services are provided to customers utilizing ALLTEL's existing wireline network infrastructure, and, accordingly, for ALLTEL, Internet service is an additional product offering provided to its ILEC and CLEC customers and does not represent a separate line of business. Separating the ILEC, CLEC and Internet operations for segment reporting purposes would be inconsistent with ALLTEL's operational focus and management structure, and would create disparity in ALLTEL's segment reporting with that of its competitors including BellSouth Corporation, SBC Communications Inc., Sprint Corporation, and Verizon Communications Inc. Similar to ALLTEL, each of these companies has experienced declines in access lines due to the effects of wireless and broadband substitution for wireline-based communications services, and, as a result, have focused their operations on offsetting the access line losses with growth in broadband and other data services. Accordingly, ALLTEL continues to believe that reporting its ILEC, CLEC and Internet operations as one combined wireline segment provides the most useful information to investors and readers of ALLTEL's consolidated financial statements. ALLTEL also believes that reporting one combined wireline segment is appropriate given:

(1) the similar nature of the business activities performed by the ILEC, CLEC and Internet operations, i.e., providing wireline-based communications services to customers;

(2) that these operations are combined within ALLTEL's management organizational structure; and

(3) that information presented to ALLTEL's board of directors is at a combined level.

As requested by the Staff during the conference call held on May 24, 2005, presented below is revenue and operating income information for ALLTEL's ILEC, CLEC and Internet operations for the five years ended December 31:

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION FOR THE TABLE INCLUDED IN THIS PARAGRAPH AND THE SECOND THROUGH THIRD SENTENCES OF THIS PARAGRAPH.

Exhibit 31(a) and Exhibit 31(b)

SEC Comment #20

We note your response to prior comment 62. However, our position is that an amendment to the Form 10-K is required. Please amend your Form 10-K in its entirety and include complete certifications in the exact form specified. See SEC Release No. 33-8545 (March 2, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8545.htm.

Response

Upon completion of the Staff's review of ALLTEL's Form 10-K, ALLTEL will amend its Form 10-K in its entirety and include complete certifications in the exact form specified, and ALLTEL will file a subsequent amendment to the Form S-4 to incorporate the Form 10-K, as amended.

ALLTEL Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

Items 4 - Controls and Procedures, page 38

SEC Comment #21

We note the statement that " 'disclosure controls and procedures' (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the 'Exchange Act') is recorded, processed, summarized and reported within required time periods". Please confirm to us in your response letter whether or not your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Securities Exchange Act. Further, please comply with this comment through appropriate disclosure in your future filings.

Response

ALLTEL's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that ALLTEL files or submits under the Exchange Act is accumulated and communicated to ALLTEL's management, including ALLTEL's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

In its future Forms 10-K and 10-Q, ALLTEL will include the following disclosure under the "Controls and Procedures" caption (with the "annual report" reference changed to "quarterly report" in the Forms 10-Q):

The term "disclosure controls and procedures" (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures (as defined in SEC Rule 13a-15(e)) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including the company's principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. ALLTEL's management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"). Based on that evaluation, ALLTEL's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective.

Western Wireless Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

Item 4 - Controls and Procedures, page 35

Evaluation of Disclosure Controls and Procedures, page 35

SEC Comment #22

We note your disclosure that your Chief Executive Officer and your Chief Financial Officer "concluded that our disclosure controls and procedures were effective to ensure that all material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Confirm to us in your response letter whether or not your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, you may simply state, if true, that your disclosure controls and procedures were effective. See Item 307 of Regulation S-K and Rule 13a-15(e) under the Securities Exchange Act.

Response

Western Wireless' disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that Western Wireless files or submits under the Exchange Act is accumulated and communicated to Western Wireless' management, including Western Wireless' Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Oral Comments Received from Commission Staff via Telephone

SEC Oral Comment #1

We note your disclosure in the third sentence of the second paragraph of the Section titled "The Merger Agreement" on page 58. Please rewrite the introductory clause to this sentence to be a separate, conclusory sentence at the end of the second paragraph.

Response

The Form S-4 is amended by revising the third sentence of the second paragraph in the Section titled "The Merger Agreement" on page 57 and by adding an additional sentence to the end of that paragraph.

SEC Oral Comment #2

We note your response to prior comment 61. Please confirm that none of the components constituting ALLTEL's communications support services segment meet the materiality thresholds discussed in paragraph 18 of SFAS No. 131.

Response

To supplement ALLTEL's response to your previous SEC Comment No. 61 and as requested by the Staff during the conference call held on May 24, 2005, none of the four business operations included in communications support services (long-distance and network management services, communications products, directory publishing, and telecommunications information services) met any of the quantitative thresholds discussed in paragraph 18 of SFAS No. 131 as of or for the years ended December 31, 2004, 2003 and 2002.

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION FOR THE SECOND PARAGRAPH, INCLUDING THE TABLE, OF THIS RESPONSE.